UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-04186

(Check One):      |X| Form 10-K   |_| Form 20-F   |_| Form 11-K
                  |_| Form 10-Q   |_| Form N-SAR


                       For Period Ended: December 31, 2009


Nothing on this Form shall be construed to imply that the Commission has verified any information contained herein

PART I. REGISTRANT INFORMATION

                           THE SAGEMARK COMPANIES LTD.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

        1221 Avenue of the Americas, Suite 4200, New York, New York 10020
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                      Address of Principal Executive Office



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PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable


PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company is unable to file its Annual Report on Form 10-K for the period ended December 31, 2009 within the prescribed period due to ministerial difficulties and the delay in receiving certain information. Such difficulties prevent the Company from filing its Form 10-K without unreasonable effort or expense. The Company fully expects to be able to file is Form 10-K within the additional time allowed by this notification.


PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                     Cathy Bergman - Telephone 212.554.4219

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      |X| Yes |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

EXPLANATION:

As of December 31, 2009, The Sagemark Companies Ltd. does not have any business operations, other than limited administrative operations related to shareholder and creditor matters.

From 2001 to 2008, we owned, operated and/or managed out-patient medical diagnostic imaging centers that offered positron emission tomography (PET) and PET and computed tomography (CT) imaging (PET/CT), a medical imaging procedure used by physicians in the diagnosis, staging and treatment of cancers and other illness and disease. Unable to financially sustain such operations, all of such operations were discontinued on or before June 30, 2008. As a result of such discontinuance, revenue decreased significantly. Revenue in year 2009 was approximately $63,000 as compared to 2008 during which we had revenue of approximately $1,501,000, all of which resulted from discontinued operations.

Additional details on the foregoing, as well as our other activities, will be set forth on our Annual Report for 2009 to be filed on Form 10-K.


                           THE SAGEMARK COMPANES LTD.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  March 31, 2010                By: /s/ Cathy Bergman
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                                          Name:  Cathy Bergman
                                          Title: Chief Executive Officer and
                                                 Interim Chief Financial Officer